FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                                                      No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                      No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                      No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Mr. Ignacio Sanz y Arcelus, Financial Director (CFO) and Market Relations Manager of BBVA Banco Frances S.A. has accepted an offer to be the Country Manager of BBVA Paraguay S.A.

We are pleased to inform you that Mr. Ignacio Sanz y Arcelus, Chief Financial Officer (CFO) and Market Relations Manager of BBVA Banco Frances S.A. has accepted an offer to be the Country Manager of Banco Bilbao Viscaya Paraguay S.A.

His designation will be effective in the next days, when his replacement will be also informed.

Sincerely yours

BBVA Banco Francés S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 30, 2017	By:	/s/ Martin Zarich
	Name:	Martin Zarich
	Title:	Chief Executive Officer